03011889

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39925

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Comerica Capital Markets, ~~Inc.~~ Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Woodward Avenue, 26th Floor
(No. and Street)

Detroit (City) MI (State) 48226 (Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Cooper (313) 222-4793
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

500 Woodward Avenue, Suite 1700 (Address) Detroit (City) MI (State) 48226 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Capital Markets, Inc., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President + CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

Audited Financial Statements

Schedules

Supplementary Information

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Comerica Capital Markets
(d.b.a. W. Y. Campbell & Company)

We have audited the accompanying statement of financial condition of W. Y. Campbell & Company as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. Y. Campbell & Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note B to the financial statements, in 2002 W.Y. Campbell & Company changed their method of accounting for goodwill.

Ernst & Young LLP

January 31, 2003

STATEMENT OF FINANCIAL CONDITION

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

ASSETS	
Cash	$ 2,985,017
Investment securities	2,993,879
Premises and equipment, net of accumulated depreciation of $380,265	748,209
Goodwill	2,053,312
Deferred tax asset	417,828
Other assets	1,686,877
Total assets	$10,885,122
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Other accrued expenses	2,588,714
Total liabilities	2,588,714
SHAREHOLDER'S EQUITY	
Common stock:	
Par value - $1 per share	
Authorized-110,000 shares	
Issued-67,000 shares	67,000
Additional paid-in capital	7,584,835
Retained earnings	644,573
Total shareholder's equity	8,296,408
Total liabilities and shareholder's equity	$10,885,122

See notes to financial statements.

STATEMENT OF INCOME

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2002

INCOME	
Interest income	$ 47,516
Fees	6,964,995
Total income	7,012,511
EXPENSES	
Salaries and benefits	4,558,242
Occupancy and equipment cost	469,013
Intercompany expenses	501,285
Other	835,844
Total expenses	6,364,384
Income before income taxes	648,127
Provision for income taxes	271,600
NET INCOME	$ 376,527

See notes to financial statements.

STATEMENT OF CASH FLOWS

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 376,527
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	126,795
Decrease in deferred tax asset	242,753
Increase in other assets	(1,046,394)
Increase in accrued expenses	1,157,311
Total adjustments	480,465
Net cash provided by operating activities	856,992
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(41,490)
Other	2,254
Net cash used in investing activities	(39,236)
Increase in cash	817,756
Cash at January 1	2,167,261
Cash at December 31	$ 2,985,017
Income taxes received	$ 222,361
Interest paid	$ -

See notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2002	$ 67,000	$7,584,835	$ 268,046	$7,919,881
Net income	-	-	376,527	376,527
Balances at December 31, 2002	$ 67,000	$7,584,835	$ 644,573	$8,296,408

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

Note A - Organization

Comerica Capital Markets Corporation (the Company) is a wholly owned, indirect subsidiary of Comerica Incorporated. The Company provides investment banking services to clients. These services include mergers and acquisitions, divestitures, leveraged buyouts, private placements and community offerings of debt and equity securities, as well as valuation services and financial consulting. The Company is registered with the SEC as both a broker-dealer and investment adviser.

Comerica Capital Markets Corporation does business as W. Y. Campbell & Company.

Note B - Significant Accounting Policies

Investment Securities: Investment securities are carried at a value which approximates market. Securities transactions and related revenues and expenses are recorded on a trade date basis.

Premises and Equipment: Equipment is carried at historical cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill: In accordance with the Company's adoption of Statement of Financial Accounting Standards (SFAS) No.142, Goodwill and Other Intangible Assets, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The Company performed the first required impairment test of goodwill as of January 1, 2002. Based on this test, the Company was not required to record a transition adjustment upon adoption. Goodwill was again evaluated for impairment as of July 1, 2002. The results of this test indicated that goodwill was not impaired. Both tests used a combination of valuation techniques, including discounted cash flows and the prices of external comparable businesses.

Income Taxes: The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records an income tax expense (credit) which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

Revenue Recognition: Revenue is recognized at the time in which a prescribed service has been completed by the Company and accepted by the customer.

NOTES TO FINANCIAL STATEMENTS

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated and Comerica Management Company, a wholly owned subsidiary of Comerica Bank. Fees paid to related parties in 2002 included $501,300 for operating, accounting and administrative services. Included in other liabilities are amounts due to Comerica Management Company of approximately $2,269,900 at December 31, 2002.

At December 31, 2002 the Company had $2,985,017 on deposit in a non-interest bearing account with Comerica Bank.

At December 31, 2002 the Company had $2,993,879 of investment securities on deposit with Comerica Securities, a wholly owned, indirect subsidiary of Comerica Incorporated.

Note D - Net Capital Requirements

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2002, the Company's net capital was $1,875,038 and its required net capital was $172,580. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.38 to 1.

Note E - Income Taxes

The current and deferred components of income taxes for the year ended December 31, 2002 were $29,720 and $241,880, respectively. The principal component of the deferred tax asset as of December 31, 2002 was incentive compensation.

Note F - Commitments

Rental expense for leased properties amounted to $347,375 in 2002 and $332,705 in 2001 and was partially offset by sublease income of $75,600 in

2002 and $117,425 in 2001. Future minimum payments under noncancellable obligations are as follows:

2003	$ 351,536
2004	358,373
2005	365,210
2006	372,047
2007	372,047
2008 and later	1,009,597

Note G - Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company received a benefit of approximately $7,000 related to the plan in 2002.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	8,296,408
Less:	
Nonallowable assets	5,453,005
Other deductions	968,365
	1,875,038
Aggregate Indebtedness	
Items included in statement of financial condition	2,588,714
Total liabilities	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 172,580
Excess net capital	$1,702,458
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$1,616,166
Percent of aggregate indebtedness to net capital	138%

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SEC

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

Comerica Capital Markets Corporation is exempt from the Computation for Determination of Reserve Requirements for Broker/Dealers under Rule 15c3-3 of the Securities & Exchange Commission because of exemption provided under Rule 15c3-3(k)(1),(2).

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17A-5(d)(4)

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2002

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2002.

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Comerica Capital Markets
(d.b.a. W.Y. Campbell & Company):

In planning and performing our audit of the financial statements and supplemental schedules of W.Y. Campbell & Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 31, 2003